Exhibit 99.1

COX COMMUNICATIONS, INC.

(A Wholly-Owned Subsidiary of Cox Enterprises, Inc.)

TABLE OF CONTENTS

Page

Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and December 31, 2024 and for the three and six months ended June 30, 2025 and 2024:
Condensed Consolidated Balance Sheets (Unaudited)	2
Condensed Consolidated Statements of Operations (Unaudited)	3
Condensed Consolidated Statements of Cash Flows (Unaudited)	4
Condensed Consolidated Statements of Changes in Equity (Unaudited)	5
Notes to Condensed Consolidated Financial Statements (Unaudited)	6-13

COX COMMUNICATIONS, INC.

(A Wholly-Owned Subsidiary of Cox Enterprises, Inc.)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
(in millions)	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$83	$97
Accounts receivable — net of allowance of $32 and $32, respectively	601	603
Amounts due from Cox Enterprises, Inc.	3,907	4,273
Prepaid expenses and other current assets	346	310
Total current assets	4,937	5,283
Property and equipment — net	12,440	12,216
Goodwill — net	1,260	1,260
Intangible assets — net	16,992	17,009
Other noncurrent assets	386	513
TOTAL ASSETS	$36,015	$36,281

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$533	$565
Accrued labor and benefits	361	668
Accrued programming costs	201	203
Accrued expenses and other current liabilities	762	792
Current portion of long-term debt	37	877
Total current liabilities	1,894	3,105
Long-term debt	12,484	12,323
Deferred income taxes	5,440	5,465
Other noncurrent liabilities	835	902
Total liabilities	20,653	21,795
EQUITY:
Common stock, $1.00 par value; 1,000 shares authorized and 100 shares issued and outstanding	—	—
Additional paid-in capital	4,429	4,429
Retained earnings	10,933	10,057
Total equity	15,362	14,486
TOTAL LIABILITIES AND EQUITY	$36,015	$36,281

See notes to Condensed Consolidated Financial Statements.

COX COMMUNICATIONS, INC.

(A Wholly-Owned Subsidiary of Cox Enterprises, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2025	2024	2025	2024
REVENUES	$3,140	$3,266	$6,323	$6,573

OPERATING EXPENSES:
Operating costs and expenses (a)	1,880	1,982	3,802	4,028
Depreciation and amortization	551	537	1,095	1,082
Other — net	71	7	56	3
Total operating expenses	2,502	2,526	4,953	5,113

OPERATING INCOME	638	740	1,370	1,460

NON-OPERATING EXPENSES:
Interest expense — net	(111)	(94)	(219)	(194)
Investments (expense) income — net	(14)	—	(55)	1
Miscellaneous income — net	7	9	14	22
Total non-operating expenses	(118)	(85)	(260)	(171)

INCOME BEFORE INCOME TAXES	520	655	1,110	1,289
INCOME TAX EXPENSE	(105)	(140)	(234)	(279)
NET INCOME	$415	$515	$876	$1,010

(a) See Note 8 — Transactions with Affiliated Companies and Related Parties for impacts associated with related parties.

See notes to Condensed Consolidated Financial Statements.

COX COMMUNICATIONS, INC.

(A Wholly-Owned Subsidiary of Cox Enterprises, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
(in millions)	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$876	$1,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,095	1,082
Investments expense (income) — net	55	(1)
Provision for doubtful accounts	40	47
Restructuring	(169)	—
Changes in certain assets and liabilities:
Increase in accounts receivable	(38)	(42)
Increase in prepaid expenses and other assets	—	(5)
Decrease in accounts payable	(32)	(67)
Decrease in accrued expenses and other liabilities	(177)	(170)
Other — net	(46)	3
Net cash provided by operating activities	1,604	1,857

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,136)	(1,171)
Decrease (increase) in amounts due from Cox Enterprises, Inc.	366	(2,171)
Other — net	30	10
Net cash provided used in investing activities	(740)	(3,332)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	—	1,501
Repayment of debt	(867)	(14)
Other — net	(11)	(15)
Net cash (used in) provided by financing activities	(878)	1,472

NET CHANGE IN CASH AND CASH EQUIVALENTS	(14)	(3)
CASH AND CASH EQUIVALENTS — Beginning of period	97	120
CASH AND CASH EQUIVALENTS — End of period	$83	$117

See notes to Condensed Consolidated Financial Statements.

COX COMMUNICATIONS, INC.

(A Wholly-Owned Subsidiary of Cox Enterprises, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(in millions)	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2025	$—	$4,429	$10,057	$14,486
Net income	—	—	461	461
BALANCE — March 31, 2025	—	4,429	10,518	14,947
Net income	—	—	415	415
BALANCE — June 30, 2025	$—	$4,429	$10,933	$15,362

(in millions)	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2024	$—	$4,429	$9,332	$13,761
Net income	—	—	495	495
BALANCE — March 31, 2024	—	4,429	9,827	14,256
Net income	—	—	515	515
BALANCE — June 30, 2024	$—	$4,429	$10,342	$14,771

See notes to Condensed Consolidated Financial Statements.

COX COMMUNICATIONS, INC.

(A Wholly-Owned Subsidiary of Cox Enterprises, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.            DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND OTHER ITEMS

Cox Communications, Inc. (together with its consolidated subsidiaries, "Cox" or "the Company"), a wholly-owned subsidiary of Cox Enterprises, Inc. ("CEI"), is committed to creating meaningful moments of human connection through technology. As the largest private broadband company in the United States, Cox operates fiber-powered networks in more than 30 states, providing connections and advanced managed IT and cloud services for homes and businesses. Cox Mobile, Cox’s mobile phone service, is available across markets nationwide. The commercial division of Cox, Cox Business, provides a broad commercial solutions portfolio, including advanced managed IT and cloud services and fiber-based network solutions that support connected environments, unique hospitality experiences and diverse applications.

Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements of Cox have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by GAAP for complete consolidated financial statements. In the opinion of management, the unaudited interim Condensed Consolidated Financial Statements include all adjustments, of a normal recurring nature, necessary for a fair presentation of the condensed consolidated results of operations, financial position and cash flows for the interim periods presented. All intercompany transactions and account balances have been eliminated in consolidation. Cox has included the results of operations of acquired companies from the date of acquisition. These unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes therein as of and for the year ended December 31, 2024. Results of operations for interim periods are not necessarily indicative of results that might be expected for future interim periods or for the full year ending December 31, 2025.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are evaluated based on available information and experience, as well as other assumptions Cox believes reasonable under the circumstances. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Revenue Recognition

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2025	2024	2025	2024
Residential
Data	$1,438	$1,505	$2,916	$3,032
Video	610	644	1,230	1,307
Telephony	50	59	103	123
Other (a)	137	134	275	274
Total residential	2,235	2,342	4,524	4,736

Commercial	852	855	1,695	1,706
Advertising	53	69	104	131
Total revenues	$3,140	$3,266	$6,323	$6,573

(a)	Other residential revenues includes franchise, regulatory, and customer late fees, service protection fees, Cox Mobile and other miscellaneous revenues.

Operating Costs and Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2025	2024	2025	2024
Programming costs	$472	$504	$975	$1,051
Other costs of revenue	282	282	566	561
Field and technology operations	250	228	506	458
Customer operations	53	42	105	83
Sales and marketing	278	307	545	620
General and administrative	545	619	1,105	1,255
Total operating costs and expenses	$1,880	$1,982	$3,802	$4,028

Subsequent Events

Cox has evaluated events that occurred subsequent to June 30, 2025 for potential recognition and disclosure. Any applicable subsequent events have been evaluated through August 1, 2025, the date of issuance of the unaudited Condensed Consolidated Financial Statements.

2.            DISPOSITION

Pending Disposition of Cox — In May 2025, Charter Communications, Inc. (“Charter”) and Charter Communications Holdings, LLC (“Charter Holdings”) entered into a transaction agreement with CEI. Pursuant to the transaction agreement, at the closing of the transactions, (i) CEI will sell and transfer to Charter 100% of the equity interests of certain subsidiaries of Cox that conduct Cox’s commercial fiber and managed IT and cloud services businesses, (ii) CEI will contribute the equity interests of Cox and certain other assets (other than certain excluded assets) primarily relating to Cox’s residential cable business to Charter Holdings, and (iii) CEI will pay $1.00 to Charter. The combined entity will also assume Cox’s approximately $12.6 billion in outstanding net debt and finance leases.

On July 31, 2025, Charter’s shareholders approved the transaction agreement.

3.            SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,
(in millions)	2025	2024
Significant noncash transactions:
Property and equipment acquired under finance leases and other financing arrangements	$153	$1

Supplemental cash flow information:
Cash paid for interest — net	$318	$265
Cash paid for income taxes	262	260

4.            RESTRUCTURING

In 2024, Cox announced a new organizational structure, which allocated needed resources to growth areas of the business. As a result, certain restructuring initiatives were implemented, which include severance costs. Restructuring related charges are recorded to other — net on the Condensed Consolidated Statement of Operations.

The following represents the changes in the balances of the restructuring-related liabilities, which are reflected within accrued labor and benefits in the Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024.

(in millions)	June 30, 2025	December 31, 2024
Balance at beginning of period	$180	$—
Expense	—	180
Payments	(169)	—
Balance at end of period	$11	$180

5.            DEBT

		June 30, 2025		December 31, 2024
(in millions)	Annual Interest Rate	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes and debentures with maturities (a):
Five years or less	3.35% to 6.95%	$3,139	$3,139	$3,989	$3,959
Between five and 10 years	1.80% to 5.70%	3,750	3,497	3,100	2,819
Greater than 10 years	2.95% to 8.38%	4,960	4,112	5,610	4,717
Total notes and debentures		11,849	$10,748	12,699	$11,495
Finance lease obligations (b)(c)	1.33% to 8.24%	750		584
Less unamortized discounts, premiums and issuance costs		(78)		(83)
Total debt		12,521		13,200
Less current maturities (b)		37		877
Total long-term debt		$12,484		$12,323

(a) Require semi-annual cash interest payments based on their issuance dates.

(b) Current portion of finance lease obligations totaled $37 million and $27 million as of June 30, 2025 and December 31, 2024, respectively.

(c) Cox leases certain office facilities, cable transmission and distribution facilities and automobiles under finance leases.

Guarantee Agreements

Cox is a party to an amended and restated credit agreement among Cox and CEI, as borrowers, and JP Morgan Chase Bank, N.A., as administrative agent, and certain other lenders and agents (the “Credit Facility”). CEI designated Cox as a restricted subsidiary under the Credit Facility. At the same time, Cox provided an unconditional guarantee of CEI’s obligations under the Credit Facility and CEI also provided an unconditional guarantee of Cox's obligations under the Credit Facility, which will be automatically released upon the release of Cox's guarantee of CEI's obligations under the Credit Facility. Cox will also guarantee CEI’s obligations under CEI’s commercial paper program. As of June 30, 2025 and December 31, 2024, CEI had no outstanding obligations under the Credit Facility and had no outstanding commercial paper subject to Cox’s guarantee.

In addition, Cox and CEI provide unconditional cross-guarantees of the other’s obligations under each company’s respective outstanding notes (except for Cox's 6.53% debentures due 2028, of which no material amounts are outstanding). CEI and Cox may release their obligations under the cross-guarantee simultaneously with the other party’s release or in other customary circumstances. As of June 30, 2025 and December 31, 2024, CEI had $175 million of outstanding notes subject to Cox's guarantee.

Debt Repayments

In June and February 2025, Cox repaid $150 million of 7.625% notes and $700 million of 3.85% notes, respectively, upon their maturity dates.

6.            COMMITMENTS AND CONTINGENCIES

At the time of divesting an ownership interest in an entity, Cox sometimes agrees to indemnify the buyer for certain liability risks. Cox believes that any liability to the Company that may arise as a result of such indemnification agreements will not have a material adverse effect on the company taken as a whole.

Legal Proceedings

Sony Music et al. — In July 2018, Sony Music Entertainment Inc., Warner Bros. Records Inc., Universal Music Corp. and several other music publishers and recording companies filed a copyright infringement lawsuit against Cox. The plaintiffs allege that Cox’s practices of handling Digital Millennium Copyright Act notices resulted in willful copyright infringement with respect to thousands of songs. Plaintiffs are seeking monetary damages.

In December 2019, a jury returned a verdict of $1.0 billion against Cox, and a finding of contributory infringement, vicarious infringement and willfulness. Following various post-trial motions, Cox appealed to the United States Court of Appeals for the Fourth Circuit. In addition to the merits appeal, Cox filed two Rule 60 motions in the trial court seeking relief from the verdict; those Rule 60 motions were heard and denied by the trial court in March 2022. Cox appealed the Rule 60 rulings to the Fourth Circuit, which held the Rule 60 appeal in abeyance until after the merits appeal. In February 2024, the Fourth Circuit affirmed the jury's finding of willful contributory infringement but reversed the jury's finding of vicarious liability and vacated the $1.0 billion judgment against Cox. Both parties' petitions for a rehearing en banc were denied by the Fourth Circuit. Cox also filed motions in the Fourth Circuit seeking partial appellate costs and an update regarding the Rule 60 appeal. Briefing concluded in the Rule 60 appeal in September 2024. Cox filed an unopposed motion to release the appeal bond, which was granted in May 2024. Cox’s motion for costs on the judgement bond was denied in August 2024. The trial proceeding has been stayed by the Fourth Circuit until the resolution of the Rule 60 appeal. The Fourth Circuit has not yet requested or scheduled oral argument on the Rule 60 appeal. In November 2024, in response to writs of certiorari filed by both parties, the United States Supreme Court called for the view of the United States Solicitor General. In May 2025, the United States Solicitor General submitted its brief amicus curiae recommending that Cox’s writ of certiorari be granted and Sony’s writ of certiorari be denied. In June 2025, the United States Supreme Court granted Cox’s writ of certiorari and denied Sony’s writ of certiorari. The outcome of this matter cannot be predicted at this time.

TQ Delta — In July 2015, TQ Delta filed an action against Cox alleging patent infringement of eight patents related to the Multimedia over Coax Alliance standard, parts of which are alleged to be implemented in Whole Home DVR. The plaintiff voluntarily dropped two patents in response to the court’s requirement that the number of claims be reduced. Inter Partes Reviews ("IPRs") were filed against the remaining six patents. The Patent Trial and Appeal Board invalidated four of the patents during the IPR proceeding, but two patents survived on appeal to the United States Court of Appeal for the Federal Circuit. The parties have engaged in expert discovery and are awaiting rulings on claim construction and summary judgment. The outcome of this matter cannot be predicted at this time.

Other Patent Matters — Cox is a defendant or co-defendant in several lawsuits involving alleged infringement of various patents relating to various aspects of its businesses. In the event that a court ultimately determines that Cox infringes on any intellectual property rights, Cox may be subject to substantial damages and/or an injunction that could require Cox or its vendors to modify certain products and services Cox offers to its subscribers, as well as negotiate royalty or license agreements with respect to the patents at issue. While Cox intends to vigorously defend the actions, no assurance can be given that any adverse outcome would not be material to Cox's Condensed Consolidated Financial Statements. Cox cannot predict the outcome of any of these matters nor can it reasonably estimate a range of possible loss at this time.

Other Legal Proceedings — Cox and its subsidiaries are parties to various other legal proceedings that are ordinary and incidental to their businesses.

7.             FAIR VALUE MEASUREMENTS

Cox measures certain financial assets and liabilities at fair value on a recurring basis and also measures certain nonfinancial assets at fair value on a nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability as defined in the below fair value hierarchy:

Level 1 — Observable inputs such as quoted prices in active markets;

Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 — Unobservable inputs in which there is little or no market data, which require an entity to develop its own assumptions.

Recurring Fair Value Measurements

Cash Equivalents — Cox's cash equivalents are measured at fair value on a recurring basis and generally consist of money market funds, time deposits and commercial paper. The fair values of Cox's cash equivalents fall within Level 1 of the fair value hierarchy and are based on a market approach using quoted prices and other relevant information generated by market transactions involving identical or comparable assets.

Debt — Cox's notes and debentures as of June 30, 2025 and December 31, 2024 are based on inputs other than quoted prices in active markets, that are observable either directly or indirectly and are classified within Level 2.

Other Financial Instruments — The carrying amounts of the Cox’s accounts receivable, accounts payable and other current assets and liabilities approximate fair value due to their short-term maturities and/or nature of these instruments.

Non-Recurring Fair Value Measurements

Cox's nonfinancial assets (such as property and equipment, goodwill and intangible assets), equity method investments and nonmarketable equity securities are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that an impairment may exist. Inputs used in these fair value measurements are often unobservable and may require judgment, which could affect the ascribed fair values.

During the six months ended June 30, 2025, Cox estimated the fair value of a debt security as a result of impairment indicators and recorded a $43 million impairment to investments (expense) income. The fair value of the debt security falls within Level 3 of the fair value hierarchy.

8.            TRANSACTIONS WITH AFFILIATED COMPANIES

For all periods presented in the Condensed Consolidated Financial Statements, related party transactions and activities between Cox, CEI and other CEI subsidiaries may not have been consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealing may exist.

Allocated Expenses from CEI

Allocated expenses as shown in the table below are directly calculated or based on CEI's estimate of services provided to Cox in relation to those provided to other CEI subsidiaries. Cox believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had Cox contracted directly with third parties.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions)	2025	2024	2025	2024
Employee Benefit Plans
Healthcare and other employee benefits	$63	$63	$127	$130
Qualified and nonqualified pension (a)	19	26	37	51
401(k) Plan	20	20	39	45
Postemployment and postretirement benefits (a)	6	5	11	11
Long-term incentive compensation	32	38	66	77
Other Allocated Expenses (b)
Management services	69	69	138	139
Occupancy-related services	6	6	13	13

(a)	The service cost component related to Cox’s qualified and nonqualified pension plans and postretirement benefits is recorded to operating costs and expenses on the Condensed Consolidated Statements of Operations. The non-service cost component, which includes interest cost, expected return on plan assets, prior service cost amortization and actuarial loss amortization, is recorded to miscellaneous income — net on the Condensed Consolidated Statements of Operations.

(b)	Cox receives certain management (e.g., legal, corporate secretarial, tax, cash management, treasury, internal audit, risk management, employee benefit administration and other support services) and occupancy-related (e.g., repairs and maintenance, utilities, insurance and property taxes) services from CEI.

Amounts due from CEI

Cox receives day-to-day cash management services from CEI, with settlements of outstanding balances between Cox and CEI occurring periodically. The amounts due from CEI are due on demand and represent the net balance of the intercompany transactions. Amounts due from CEI totaled $3.9 billion and $4.3 billion as of June 30, 2025 and December 31, 2024, respectively. The interest rate is based on CEI's internal borrowing rate, generally determined from CEI's rates under the Credit Facility, which ranged from 4.42% to 4.43% during the six months ended June 30, 2025, and 5.42% to 5.45% during the six months ended June 30, 2024. The associated interest income was $45 million and $47 million for three months ended June 30, 2025 and 2024, respectively, and was $90 million and $87 million for the six months ended June 30, 2025 and 2024, respectively.

Other Related Party Transactions

There are various other related party activities between Cox and related parties that individually and in the aggregate, are not material to Cox's Condensed Consolidated Financial Statements.

In April 2025, CCI contributed $75 million to the James M. Cox Foundation for the benefit of biodiversity initiatives aimed at protecting critical species and their habitats.

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